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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139568

Prospectus

16,796,244 shares

EXCO Resources, Inc.

Common Stock

The selling shareholders named in this prospectus may use this prospectus to offer and resell from time to time up to 16,796,244 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

The selling shareholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may offer or sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of shares. We will bear all costs, expenses, and fees in connection with the registration of the shares. For additional information on the methods of sale that may be used by the selling shareholders, see "Plan of Distribution" on page 25.

Our common stock is traded on the New York Stock Exchange under the symbol "XCO". On January 23, 2007, the last reported sales price for our common stock was $16.56 per share.

This investment involves risk. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2007.

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEPENDENT PETROLEUM ENGINEERS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling shareholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

        This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under "Risk Factors" in this prospectus and incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, any accompanying prospectus supplement and the documents incorporated herein by reference before making an investment decision.

        Unless the context requires otherwise, references in this prospectus to "EXCO," "we," "us," and "our" are to EXCO Resources, Inc., or EXCO Resources, its consolidated subsidiaries and EXCO Holdings Inc., or EXCO Holdings, our former parent company, which was acquired by and into which EXCO Holdings II, Inc., or Holdings II, merged in October 2005. On February 14, 2006, EXCO Holdings merged with and into EXCO Resources.

EXCO Resources, Inc.

        We are an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties. We expect to continue to grow by leveraging our management team's experience, exploiting our multi-year inventory of development drilling locations and exploitation projects, and selectively pursuing acquisitions that meet our strategic and financial objectives.

        Our operations are focused in key North American oil and natural gas areas including Appalachia, East Texas, Mid-Continent, North Louisiana, Permian, and the Rockies. Our assets are characterized by long reserve lives, a multi-year inventory of development drilling and exploitation projects, high drilling success rates, and a high natural gas concentration.

        EXCO Resources is a Texas corporation incorporated in October 1955. Our shares of common stock trade on the New York Stock Exchange under the symbol "XCO". Our principal executive office is located at 12377 Merit Drive, Suite 1700, Dallas, Texas 75251. Our telephone number is (214) 368-2084. Our website address is www.excoresources.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

Recent Developments

Pending Acquisition of Anadarko Properties

        General.    On December 22, 2006, Vernon Holdings, LLC, or Vernon, our wholly-owned subsidiary, entered into a Purchase and Sale Agreement, or the Purchase Agreement, with Anadarko Petroleum Corporation and Anadarko Gathering Company, or collectively Anadarko. Subject to the terms and conditions in the Purchase Agreement, Vernon will acquire substantially all of the oil and gas properties and related assets, including hedges in respect of a significant portion of estimated production for 2007, 2008 and 2009, or collectively the Anadarko Assets, of Anadarko in the Vernon and Ansley Fields located in Jackson Parish, Louisiana. Vernon will pay Anadarko a purchase price of approximately $1.6 billion in cash for the Anadarko Assets, subject to certain purchase price adjustments. The purchase price will be: (i) reduced by proceeds earned (including, from the sale of hydrocarbons), and increased by costs incurred, with respect to the operation of the Anadarko Assets during the period from 7:00 a.m., local time, on November 1, 2006, or the Effective Time, to the closing date, (ii) reduced by the aggregate amount of material title defects and material environmental defects exceeding $32 million, (iii) increased by the aggregate amount of material aggregate title benefits exceeding $32 million, (iv) reduced by the aggregate amounts payable to owners of working interests and other interests in the Anadarko Assets held in suspense as of the closing date, (v) increased or reduced by the net amount of any gas imbalances as of the Effective Time, and (vi) increased by the value of merchantable stored hydrocarbons attributable to the Anadarko Assets as of the Effective Time. In connection with the acquisition, hedges in respect of a significant portion of estimated production for 2007, 2008 and 2009 were entered into by the seller and will be assumed by EXCO.

        Closing.    The Purchase Agreement contains customary representations, warranties and covenants. The acquisition is expected to close on or about March 30, 2007, subject to the satisfaction of various closing conditions, including, among others, (i) the termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the aggregate amount of uncured title defects, environmental defects and casualty losses, net of title benefits, not exceeding $160 million, and (iii) the sum of allocated values not exceeding $32 million for any Anadarko Assets that are retained by Anadarko because of the failure to obtain, prior to closing, third-party consents required to transfer such Anadarko Assets.

        Deposit.    Concurrently with the execution of the Purchase Agreement, Vernon deposited with Anadarko an earnest money deposit in the amount of $80 million to be applied against the purchase price at closing or, if Anadarko terminates the Purchase Agreement because Vernon has materially breached Vernon's representations, warranties or covenants under the Purchase Agreement, to be retained by Anadarko, as its sole and exclusive remedy, as liquidated damages. If the Purchase Agreement is terminated for any reason other than as stated in the preceding sentence, Anadarko is obligated to return the deposit to Vernon.

        Indemnification.    Anadarko has agreed to indemnify Vernon after the closing, subject to certain limitations, for losses incurred by Vernon to the extent resulting from, arising out of or relating to (i) Anadarko's breach of any representation or warranty of Anadarko contained in the Purchase Agreement or in any certificates furnished in connection therewith, (ii) Anadarko's failure to perform any covenant or agreement contained in the Purchase Agreement or in any certificates furnished in connection therewith, (iii) liabilities associated with assets or properties not part of the Assets, (iv) scheduled litigation and other proceedings and other litigation and other proceedings that arise out of or are attributable to Anadarko's ownership or operation of the Assets after December 22, 2006 but before the closing, (v) litigation and other proceedings that arise after closing for personal injury or death arising and occurring before the closing which is attributable to Anadarko's ownership or operation of the Assets, (vi) obligations or liabilities attributable to scheduled incidences of noncompliance with laws by Anadarko, (vii) certain retained employee liabilities, and (viii) any off-site environmental liabilities occurring prior to the closing that relate to the Assets. Vernon has agreed to indemnify Anadarko after the closing, subject to certain limitations, for losses incurred by Anadarko to the extent resulting from, arising out of or relating to (a) Vernon's breach of any representation or warranty of Vernon contained in the Purchase Agreement or in any certificates furnished in connection therewith, (b) Vernon's failure to perform any covenant or agreement contained in the Purchase Agreement or in any certificates furnished in connection therewith, (c) the ownership, use or operation of the Assets after the Effective Time, (d) other than off-site environmental liabilities retained by Anadarko, any environmental liabilities associated with the Assets, and (e) certain obligations and liabilities of Anadarko with respect to the Assets that will be assumed by Vernon at the closing. Neither Anadarko, on the one hand, nor Vernon, on the other hand, will be obligated to indemnify the other (and other related indemnified persons specified in the Purchase Agreement) for losses until the amount of all losses incurred by such person and such other indemnified persons exceeds, in the aggregate, $40 million, in which event the party seeking indemnification may recover all losses incurred in excess of $40 million, up to a maximum liability of $400 million.

        Commitment Letter.    To ensure that EXCO has sufficient financing to complete the acquisition, EXCO received a Commitment Letter dated as of December 22, 2006, from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., providing for a senior secured revolving credit facility in the amount of $1.5 billion and a bridge loan facility in the amount of $545 million, or collectively the Credit Facilities. If used to finance the acquisition, the Credit Facilities will contain customary representations, warranties and covenants, and the closing of the Credit Facilities will be subject to the satisfaction of customary closing conditions. EXCO is also considering other financing alternatives.

        Guaranty.    On December 22, 2006, in connection with the Purchase Agreement, EXCO entered into a guaranty agreement, or Guaranty, with Anadarko to guarantee Vernon's payment obligations and Vernon's performance of all covenants required to be performed by it pursuant to the terms of the Purchase Agreement and ancillary documents delivered in connection therewith. EXCO is the primary obligor under the Guaranty and must pay or perform, or cause the payment or performance, of any obligation not punctually paid or performed when due by Vernon. EXCO is not obligated to pay or perform any obligation to the extent that Vernon would not be required to pay or perform such obligation due to any defenses available to Vernon.

Winchester Acquisition

        General.    On October 2, 2006, our wholly-owned subsidiary, Winchester Acquisition, LLC, or Winchester Acquisition, acquired Winchester Energy Company, Ltd., or Winchester, and its affiliated entities from Progress Fuels Corporation, or PFC, for $1.1 billion in cash, subject to purchase price adjustments. The acquisition consisted of producing and undeveloped oil and natural gas properties located in East Texas and North Louisiana, six gathering systems with approximately 300 miles of pipe and a 54 mile pipeline. The average acquired working interest was 76% with an average 58% net revenue interest. The properties are located in the Cotton Valley, Hosston and Travis Peak trends in East Texas and North Louisiana. The properties include approximately 734 gross drilling locations, 48% of which are proved, and approximately 114,000 net acres of leasehold of which 63% is held by production. The acquisition also included six gathering systems with 300 miles of pipe and a 54 mile, 16 inch pipeline with throughput of 115 Mmcf per day, 25% of which represents Winchester production.

        Formation of EXCO Partners, LP.    Concurrent with the acquisition, we contributed Winchester Acquisition to our wholly-owned subsidiary, EXCO Partners, LP, or EXCO Partners. Accordingly, Winchester Acquisition is now a subsidiary of EXCO Partners. In addition, we also contributed all of our East Texas oil and natural gas properties, related pipeline and gathering systems, compressors and other production related equipment, and contracts, including financial derivative instruments associated with our East Texas production, to EXCO Partners in exchange for a payment to EXCO Resources of $150.0 million in cash. The payment was drawn under EXCO Partners' revolving credit facility and the proceeds were applied to reduce indebtedness outstanding under our revolving credit agreement. Included in the assets conveyed to EXCO Partners were four of our subsidiaries, ROJO Pipeline, LP (f/k/a ROJO Pipeline, Inc.), TXOK Energy Resources Holdings, LLC, TXOK Texas Energy Holdings, LLC and TXOK Texas Energy Resources, L.P. These entities are no longer guarantors or restricted subsidiaries under our credit agreement or the Indenture (herein so called) governing our 7 1/4% Senior Notes due 2011. EXCO Partners, its subsidiaries, its general partner and the partners of its general partner, are deemed unrestricted subsidiaries under the Indenture governing our 7 1/4% Senior Notes due 2011 and our credit agreement.

        EXCO Partners Revolving Credit Facility.    To finance the acquisition and the $150.0 million payment to EXCO Resources for our East Texas assets, EXCO Partners wholly-owned subsidiary, EXCO Partners Operating Partnership, LP, or EPOP, entered into a Senior Revolving Credit Agreement, dated October 2, 2006, or the Revolving Credit Facility, with a group of lenders lead by JPMorgan Chase

Bank, N.A. The Revolving Credit Facility has a face amount of $750 million with an initial borrowing base of $750 million and an initial conforming borrowing base of $650 million. The borrowing base must be conforming by April 1, 2007. The Revolving Credit Facility is secured by a first priority lien on the oil and gas assets of EPOP, including 100% of the equity of EPOP's subsidiaries, and is guaranteed by all existing and future subsidiaries. Financial covenants governing the Revolving Credit Facility include maximum total leverage, minimum interest coverage, asset coverage value ratio, and a minimum current ratio. The Revolving Credit Facility contains representations, warranties, covenants, events of default, and indemnities customary for agreements of this type. The Revolving Credit Facility matures four years from the closing date and has an initial drawn interest rate of LIBOR + 175 basis points, or bps, and an undrawn commitment fee of 37.5 bps on the first $650 million of the Revolving Credit Facility. To the extent usage exceeds the initial conforming borrowing base, the Revolving Credit Facility will have an initial drawn interest rate of LIBOR + 250 bps and an undrawn commitment fee of 50 bps on the portion of the borrowings that exceed the initial conforming borrowing base. The Revolving Credit Facility contains a pricing grid based on availability. Finally, as a condition precedent to the funding of the Revolving Credit Facility, the borrower is required to hedge 75% of proved developed producing production through 2010. The repayment obligation under this facility can be accelerated upon the occurrence of an event of default including the failure to pay principal or interest, a material inaccuracy of a representation or warranty, failure to observe or perform covenants, subject to certain cure periods, bankruptcy, judgments against EPOP or any subsidiary in excess of $5.0 million or a change of control of EPOP. The initial amount borrowed under this facility was $651.0 million at closing of the acquisition.

        EXCO Partners Senior Term Credit Agreement.    In connection with the acquisition and our asset contribution, EPOP entered into a Senior Term Credit Agreement, or EPOP Senior Term Credit Agreement, dated October 2, 2006, with JPMorgan Chase Bank, N.A., as administrative agent. The aggregate principal amount is $650.0 million. The EPOP Senior Term Credit Agreement is secured by a second priority lien on all of the oil and gas properties securing the Revolving Credit Facility, including 100% of the stock of its subsidiaries, and is guaranteed by all existing and future subsidiaries. Financial covenants governing the Second Lien Term Loan include maximum total leverage, minimum interest coverage and minimum asset coverage. The EPOP Senior Term Credit Agreement contains representations, warranties, covenants, events of default and indemnities customary for agreements of this type. In addition, EPOP cannot make Capital Expenditures (as defined in the EPOP Senior Term Credit Agreement) exceeding $125.0 million in any fiscal year. The Second Lien Term Loan has an interest rate of LIBOR + 600 bps, with 25 bps step ups on October 7, 2007 and January 2, 2008, and a total cap of LIBOR + 650 bps. Additionally, the Second Lien Term Loan matures five years from the closing date, amortizes at 1% per year, with a bullet payment at maturity. Upon an initial public offering by EXCO Partners, EPOP shall prepay the principal outstanding (plus accrued interest) under the EPOP Senior Term Credit Agreement at par plus the applicable premium set forth below. Commencing with the fiscal year ended December 31, 2007, and each year thereafter, EPOP must apply 100% of its Excess Cash Flow (as defined in the EPOP Senior Term Credit Agreement) toward prepayment at par of the EPOP Senior Term Credit Agreement. Such payments shall be made no later than the later of April 15 or five business days following the delivery of the annual financial statements required under the EPOP Senior Term Credit Agreement. Any principal payment prior to the first anniversary, other than the mandatory prepayments described above, must be paid at 102% of the principal amount and after the first anniversary date to and including the second anniversary at 101% of par. Thereafter, any prepayments are at par. The repayment obligation under this facility can be accelerated upon the occurrence of an event of default including the failure to pay principal or interest, a material inaccuracy of a representation or warranty, failure to observe or perform covenants, subject to certain cure periods, bankruptcy, judgments against EPOP or any subsidiary in excess of $5.0 million or a change of control of EPOP.

        EXCO Equity Contribution Agreement.    In connection with the arrangement of the EPOP Senior Term Credit Agreement, the lenders required us to enter into an Equity Contribution Agreement, or Contribution Agreement, dated October 2, 2006, as amended and restated on October 4, 2006 and October 13, 2006. The Contribution Agreement generally provides that on the date 18 months from October 2, 2006, or the Equity Contribution Date, we will make a cash common equity contribution to EPOP in an amount equal to the lesser of (i) $150.0 million or (ii) the aggregate amount then outstanding under the EPOP Senior Term Credit Agreement; provided, that in no event can this obligation exceed during the term of the Contribution Agreement the maximum amount that we could contribute under the terms of our Indenture governing our 7 1/4% Senior Notes due 2011. Alternatively, we can cause EXCO Partners to make the equity contribution to EPOP in the amount of $150.0 million to satisfy this obligation. In lieu of requiring the equity contribution to be made, the lenders can elect at the Equity Contribution Date to require EPOP and its subsidiaries to become "Restricted Subsidiaries" under our credit agreement and require us to provide, and cause all then Restricted Subsidiaries as defined and constituted under our credit agreement to provide, guarantees and collateral in respect of the EPOP Senior Term Credit Agreement on terms substantially consistent with the guarantees and collateral provided under our credit agreement. This requirement is subject to compliance with our credit agreement. Any cash so contributed shall be used by EPOP to prepay loans under the EPOP Senior Term Credit Agreement. EXCO Resources and its subsidiaries are prohibited from making restricted payments (as defined in the Indenture) that would constitute a utilization of the Indenture restricted payment baskets, other than Restricted Payments not to exceed $5.0 million In addition, we have covenanted to redeem or defease our 7 1/4% Senior Notes due 2011 if the Indenture would not permit the equity contribution or the lenders' election to cause us to designate EPOP and its subsidiaries as Restricted Subsidiaries under our credit agreement (subject to certain restrictions on the indebtedness that may be incurred for ay such redemption or defeasance if the election to cause the designation of EPOP as a Restricted Subsidiary is chosen). The Contribution Agreement will terminate upon payment in full of the EPOP Senior Term Credit Agreement.

The Offering

Common stock offered by the selling shareholders	16,796,244 shares
Selling shareholders	All of the common stock is being offered by the selling shareholders named herein. See "Selling Shareholders" for more information on the selling shareholders.
Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering.
Plan of distribution
The selling shareholders named in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer or sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling shareholders, see "Plan of Distribution" on page 25.
New York Stock Exchange symbol	XCO
Risk factors
Investing in our common stock involves risks. For a discussion of certain risks associated with an investment in our common stock, please see the section entitled "Risk Factors" beginning on page 7 of this prospectus and the risk factors incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the other documents incorporated by reference herein.

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to purchase our common stock. In particular, you should carefully consider and evaluate the risks and uncertainties described in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, under the heading "Risk Factors" which information is incorporated herein by reference. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment.

Sales of our common stock by the selling shareholders may cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

        As of January 8, 2007, we had 104,156,541 shares of common stock outstanding. Of these shares, 53,767,652 shares were freely tradable prior to the effectiveness of the registration statement, of which this prospectus forms a part, unless any of these shares were held by our affiliates. Upon effectiveness of this registration statement, the 16,796,244 shares registered for resale under this prospectus will become freely tradable.

Future sales of our common stock may cause our stock price to decline.

        The selling shareholders have registration rights pursuant to a registration rights agreement entered into on October 3, 2005. A total of 50,388,889 shares of common stock is currently covered by this agreement. In addition, any shares of our common stock acquired in the future by the holders of registrable securities under the registration rights agreement will be covered by the agreement. Any shareholder who is a party to this agreement has the right, commencing 180 days after completion of our initial public offering on February 14, 2006, to require us to register for resale up to one-third of its shares of common stock. All other parties to the registration rights agreement would then have the right to require us to register for resale up to one-third of their shares of common stock on the same registration statement. The registration statement, of which this prospectus forms a part, is filed in accordance with this registration rights agreement.

        The same right to request that we register for resale up to one-third of the common stock held by any shareholder that is a party to the registration rights agreement will exist commencing 365 days and 540 days after February 14, 2006 for an additional one-third of their shares at each such anniversary.

        All of the time and volume restrictions on resale registrations described in the previous two paragraphs may be waived by J.P. Morgan Securities Inc. based on its evaluation of market and other conditions. On January 11, 2007, J.P. Morgan Securities Inc. and EXCO executed a waiver letter that allows the selling shareholders to request that we register for resale the remaining two-thirds of their shares not covered by this registration statement at any time after February 14, 2007. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. The filing of any resale registration statement and the sale of shares thereunder may have a material adverse effect on the market price of our common stock. For more information with respect to the registration rights of our security holders, see "Selling Shareholders—Registration rights of selling shareholders."

We may face risks associated with the pending acquisition of the Anadarko Assets relating to difficulties in integrating operations, potential disruptions of operations, and related negative impact on earnings.

        The pending acquisition of the Anadarko Assets for $1.6 billion in cash, subject to post-closing purchase price adjustments, will be the largest acquisition that we have completed to date. The Proved Reserves to be acquired would represent a material amount of our pro forma Proved Reserves if the acquisition is completed. All of these factors present significant integration challenges for us. The magnitude of this acquisition could strain our managerial, financial, accounting, technical, operational and administrative resources, disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards as well as our internal controls and procedures. We may not be successful in overcoming these risks or any other problems encountered in connection with this acquisition, all of which could negatively impact our results of operations and our ability to generate cash needed to service our debt and fund our capital program and other working capital requirements.

We expect to incur a substantial amount of indebtedness to fund the acquisition of the Anadarko Assets, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

        To finance the acquisition of the Anadarko Assets, we received a Commitment Letter from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., providing for a senior secured revolving credit facility in the amount of $1.5 billion and a bridge loan facility in the amount of $545 million. If used to finance the acquisition, the Credit Facilities will contain customary representations, warranties and covenants, and the closing of the Credit Facilities will be subject to the satisfaction of customary closing conditions. To service this indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. None of these remedies may, if necessary, be effected on commercially reasonable terms, or at all. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt under the Credit Facilities, which could cause us to default on our obligations and could impair our liquidity. We are also considering other financing alternatives; however, we have not received any other financing commitments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference that are not historical facts contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act and involve a number of risks and uncertainties. These forward-looking statements relate to, among other things, the following:

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  our future financial and operating performance and results;

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  our business strategy;

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  market prices;

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  our future derivative financial instrument activities; and

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  our plans and forecasts.

        We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

        We use the words "may," "expect," "anticipate," "estimate," "believe," "continue," "intend," "plan," "budget" and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other "forward-looking" information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus and the documents incorporated herein by reference, including, but not limited to:

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  fluctuations in prices of oil and natural gas;

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  future capital requirements and availability of financing;

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  estimates of reserves;

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  geological concentration of our reserves;

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  risks associated with drilling and operating wells;

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  discovery, acquisition, development and replacement of oil and natural gas reserves;

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  cash flow and liquidity;

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  timing and amount of future production of oil and natural gas;

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  availability of drilling and production equipment;

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  marketing of oil and natural gas;

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  developments in oil-producing and natural gas-producing countries;

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  competition;

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  general economic conditions;

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  governmental regulations;

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  receipt of amounts owed to us by purchasers of our production and counterparties to our derivative financial instrument contracts;

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  hedging decisions, including whether or not to enter into derivative financial instruments;

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  events similar to those of September 11, 2001;

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  actions of third party co-owners of interests in properties in which we also own an interest;

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  fluctuations in interest rates; and

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  our ability to effectively integrate companies and properties that we acquire.

        We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated herein by reference. The risk factors and other factors noted in this prospectus and in the documents incorporated herein by reference provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please see "Risk Factors" for a discussion of certain risks of our business and an investment in our common stock.

        Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for oil and natural gas. Declines in oil or natural gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil or natural gas prices also may reduce the amount of oil or natural gas that we can produce economically. A decline in oil and/or natural gas prices could have a material adverse effect on the estimated value and estimated quantities of our oil and natural gas reserves, our ability to fund our operations and our financial condition, cash flow, results of operations and access to capital. Historically, oil and natural gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

DESCRIPTION OF CAPITAL STOCK

        Our articles of incorporation permit the issuance of up to 250,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended to be a summary, and you should read it in conjunction with our amended and restated articles of incorporation and amended and restated bylaws that are an exhibit to this registration statement.

Common stock

        Under our articles of incorporation, we may issue 250,000,000 shares of common stock, with a par value of $0.001 per share. As of January 8, 2007, there were 104,156,541 shares outstanding. All shares of our common stock have one vote per share. Shareholders may not utilize cumulative voting for the election of directors. The vote or concurrence of two-thirds of the outstanding voting shares of our common stock is necessary to effectuate:

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  any amendment to the articles of incorporation;

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  the approval of any merger or consolidation;

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  any distributions associated with a partial liquidation;

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  any sale, lease, exchange or other disposition not in the ordinary course of business of all, or substantially all, of our property or assets; or

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  our dissolution.

        Shareholders of our common stock may receive dividends, when and as declared by the board of directors, if funds are legally available for the payment of dividends. Shares of our common stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, shareholders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding shares of preferred stock. All outstanding shares of our common stock are fully paid and nonassessable.

        We have reserved a total of 10,000,000 shares of our common stock for issuance under our 2005 Long-Term Incentive Plan. As of January 8, 2007, we had outstanding options to purchase 8,442,410 shares of common stock and 1,394,275 shares remain available for grants of stock options under the plan.

Preferred stock

        Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. We may issue the preferred stock in series, and the shares of each series shall have rights and preferences as designated by the resolution of the board of directors. In the designation of any series of preferred stock, the board of directors has authority, without further action by the holders of our common stock, to fix the number of shares constituting that series and to fix the dividend rights, dividend rate, conversion rights, terms of redemption and the liquidation preferences of that series of preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. As of January 8, 2007, there were no shares of preferred stock outstanding. Under the Texas Business Corporation Act, or TBCA, class voting is required in connection with certain amendments of a corporation's charter, a merger or consolidation requiring shareholder approval (if the plan of merger or consolidation contains any provision which if contained in a charter amendment would require class voting) and certain sales of all or substantially all of the corporation's assets.

Registration rights

        The selling shareholders have registration rights pursuant to a registration rights agreement entered into on October 3, 2005. A total of 50,388,889 shares of common stock is covered by this agreement. Any shareholder who is a party to this agreement has the right, commencing 180 days after completion of our initial public offering on February 14, 2006, to require us to register for resale up to one-third of its shares of common stock. All other parties to the registration rights agreement would then have the right to require us to register for resale up to one-third of their shares of common stock on the same registration statement. The registration statement, of which this prospectus forms a part, is filed in accordance with this registration rights agreement. The same rights would exist commencing 365 days and 540 days after February 14, 2006 for an additional one-third of their shares at each such anniversary. These time and volume restrictions on resale registrations may be waived by J.P. Morgan Securities Inc. based on its evaluation of market and other conditions. On January 11, 2007, J.P. Morgan Securities Inc. and EXCO executed a waiver letter that allows the selling shareholders to request that we register for resale the remaining two-thirds of their shares not covered by this registration statement at any time after February 14, 2007. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. The filing of any resale registration statement and the sale of shares thereunder may have a material adverse effect on the market price of our common stock. For more information with respect to the registration rights of our security holders, see "Selling Shareholders—Registration rights of selling shareholders."

Anti-takeover effects of provisions of the amended and restated articles of incorporation and bylaws

        Our articles of incorporation currently permit our board to issue up to 10,000,000 shares of preferred stock and to establish, by resolution, one or more series of preferred stock and the powers, designations, preferences and participating, optional or other special rights of each share of preferred stock. The preferred stock may be issued on terms that are unfavorable to the holders of our common stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon our liquidation and the designation of conversion rights that entitle holders of our preferred stock to convert their shares into our common stock on terms that are dilutive to holders of our common stock.

        The issuance of preferred stock in future offerings may make a takeover or change in control of us more difficult, and may discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. It could, therefore, prevent shareholders from receiving a premium over the market price for the shares of common stock they hold.

        Our articles of incorporation provide that special meetings of our shareholders may be called by one or more shareholders only if such shareholder(s) hold shares aggregating at least 25% of our outstanding common stock. Finally, our bylaws provide that any shareholder seeking to bring business before, or to nominate candidates for election as directors at, an annual meeting of shareholders must be a shareholder of record at the time of giving notice of the annual meeting, be entitled to vote at the annual meeting and provide timely notice of its proposal in writing to the corporate secretary. To be timely, a shareholder's notice would have to be delivered or mailed to and received by our corporate secretary at our principal offices, for a notice recommending a director candidate, on or between the

90th and 180th day before the anniversary of the date on which we mailed our proxy materials for the preceding year's annual meeting and, for any other notice, on or between the 90th and 180th day before the annual meeting or not later than 10 days after the public announcement of the date of the annual meeting, if such public announcement is not made at least 75 days prior to the annual meeting. These provisions could have the effect of discouraging attempts to acquire us or change the policies formulated by our management even if some or a majority of our shareholders believe these actions are in their best interest. These provisions could, therefore, prevent shareholders from receiving a premium over the market price for the shares of common stock they hold.

Texas law and certain corporate provisions

        In our articles of incorporation, we have opted out of the provisions of Article 13 of the TBCA. This statute prohibits a publicly-held Texas corporation from engaging in selected types of business combinations with an affiliated shareholder for a period of three years after the date of the transaction in which the person becomes an affiliated shareholder. An otherwise prohibited business combination is permissible if:

  •
  prior to the date at which the shareholder became an affiliated shareholder, the board of directors approved either the business combination or the transaction in which the person becomes an affiliated shareholder; or

  •
  the holders of two-thirds of the outstanding voting stock of the corporation approve the business combination, excluding shares held by the affiliated shareholder, at a meeting of the shareholders held six months after the date on which the person became an affiliated shareholder.

An affiliated shareholder is a person who, together with or through affiliates and associates, beneficially owns or within the preceding three years was the beneficial owner of 20% or more of our outstanding voting stock. Article 13 of the TBCA defines a business combination to include any merger, share exchange, conversion, asset based transaction, or other transaction that results in a financial benefit to the affiliated shareholder or an associate or affiliate of the affiliated shareholder.

Limitations on liability

        Our articles of incorporation provide that to the fullest extent permitted by Texas law, our directors will have no personal liability to us or our shareholders for monetary damages for acts or omissions in the performance of their duties as directors. As authorized by Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, a director may not be held personally liable to us or our shareholders for monetary damages solely for a breach or alleged breach of the director's duty of care. This provision in the articles of incorporation will not eliminate the directors' liability resulting from suits by third parties, and does not affect our ability or the ability of our shareholders to obtain equitable remedies. Each director will continue to be subject to liability for:

  •
  a breach of the director's duty of loyalty to us or our shareholders;

  •
  an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or knowing violation of the law;

  •
  a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director's office; or

  •
  an act or omission for which the liability of a director is expressly provided by an applicable statute.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "XCO".

Transfer agent and registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004-1123, (212) 509-4000.

SELLING SHAREHOLDERS

        The registration statement, of which this prospectus forms a part, relates to the registration for the account of selling shareholders of an aggregate of 16,796,244 shares of our common stock. The following table sets forth the names of the selling shareholders, the number of shares of common stock beneficially owned by them as of January 8, 2007, the number of shares of common stock being offered by them, the number of shares of common stock each selling shareholder will beneficially own if the shareholder sells all of the shares being registered and the selling shareholder's percentage of ownership of our common stock if all the shares in the offering are sold.

        The shares being offered hereby are being registered to permit public secondary trading. The selling shareholders, including their donees, pledgees, transferees or other successors-in-interest may offer all or part of the shares for resale from time to time. However, the selling shareholders are under no obligation to sell all or any portion of such shares, nor are the selling shareholders obligated to sell any shares immediately, under this prospectus.

        All information with respect to share ownership has been furnished by or on behalf of the selling shareholders and is as of the date of this prospectus. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in the notes to the table below, each of them has sole voting and investment power with respect to the shares of common stock owned by them. Because the selling shareholders may sell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of any offering made hereby. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling shareholders.

        To our knowledge, none of the selling shareholders has had any position with, held any office of, or had any other material relationship with us during the past three years, except as described in the footnotes to the table below, in Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and in Item 11 of Amendment Number 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which information is incorporated herein by reference.

        Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission, or the SEC, under the Exchange Act. The percentages of shares beneficially owned are based on 104,156,541 shares of our common stock outstanding as of January 8, 2007, and the shares of common stock beneficially owned by the respective selling shareholder, as set forth in the following table and more fully described in the applicable footnotes.

	Shares beneficially owned prior to offering
				Shares beneficially owned after the offering
		Options Exercisable within 60 days
Name and address of selling shareholder			Number of shares being offered
	Number(1)			Number(1)	Percent
Douglas H. Miller(2)(45)	4,866,096	867,500	1,277,568	3,588,528	3.4%
Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust(2)	74,655	—	34,000	40,655	*
Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust(2)	87,830	—	40,000	47,830	*

Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust(2)	71,922		—	32,755	39,167	*
Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust(2)	97,588		—	44,444	53,144	*
Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust(2)	97,588		—	44,444	53,144	*
Douglas H. Miller, Trustee, Lana J. Miller Marital Trust(2)	133,333		—	44,444	88,889	*
T.W. Eubank(3)	382,135		26,000	118,711	263,424	*
Terry Eubank and Mary Grace Eubank Charitable Remainder Trust(3)	50,000		—	16,666	33,334	*
Lane Eubank(4)	1,000		—	333	667	*
Charles McCaskill Jr.(6)	1,000		—	333	667	*
Renee Morales, Custodian for Abbey R. Morales(7)	1,000		—	333	667	*
Renee Morales, Custodian for Martha Morales(7)	1,000		—	333	667	*
Renee Morales(7)	3,000	(9)	—	333	2,667	*
Ashley Scheer, Custodian for Campbell Scheer(8)	1,000		—	333	667	*
Ashley Scheer(8)	2,000		—	333	1,667	*
J. Douglas Ramsey(9)(10)(45)	159,096		90,850	19,071	140,025	*
Mystere Limited Partnership(11)	614,309		—	204,770	409,539	*
Charles R. Evans(12)	171,052		37,725	44,442	126,610	*
Stephen F. Smith(13)(45)	740,772		201,650	178,887	561,885	*
Stephen Franklin Smith, Trustee, Terry Blake Smith 2005 Grantor Retained Annuity Trust dated October 28, 2005(13)	25,000		—	8,333	16,667	*
Stephen Franklin Smith, Trustee, Jeffrey Franklin Smith 2005 Grantor Retained Annuity Trust dated October 28, 2005(13)	25,000		—	8,333	16,667	*
Ares Corporate Opportunities Fund, L.P.	6,533,333		—	2,177,777	4,355,556	4.2%
Greenhill Capital Partners, L.P.(14)	1,450,018		—	483,339	966,679	*
Greenhill Capital Partners (Cayman), L.P.(14)	207,189		—	69,063	138,126	*

Greenhill Capital Partners (Executives), L.P.(14)	228,860	—	76,286	152,574	*
Greenhill Capital, L.P.(14)	458,415	—	152,805	305,610	*
Raytheon Master Pension Trust Energy(15)	305,521	—	101,840	203,681	*
State Street Research Energy & Natural Resources Hedge Fund, LLC(56)	299,890	—	99,963	199,927	*
State Street Research Small Cap Energy Fund, LLC(56)	228,683	—	76,227	152,456	*
Raytheon Company Combined DB/DC Master Trust Energy(15)	89,839	—	29,946	59,893	*
John D. Jacobi(16)(45)	334,746	62,500	88,899	245,847	*
Daniel A. Johnson(17)	182,732	17,500	55,077	127,655	*
Harold L. Hickey(18)(45)	348,113	90,850	84,821	263,292	*
Richard L. Hodges(19)	185,145	42,500	47,548	137,597	*
Stephen E. Puckett(45)(57)	118,085	19,125	32,944	85,141	*
Russell W. Romoser(5)(45)	124,904	18,700	33,361	91,543	*
Gary M. Nelson(5)(45)	109,321	12,850	30,027	79,294	*
Gary L. Parker(5)	92,805	10,475	27,443	65,362	*
H. Wayne Gifford(5)(45)	106,146	15,500	29,377	76,769	*
Paul B. Rudnicki(20)(45)	210,669	40,875	55,530	155,139	*
Scott E. Studdard(5)	66,832	13,250	17,860	48,972	*
Robert R. Gessner(5)	65,527	18,875	15,550	49,977	*
Tommy L. Knowles(5)	91,232	29,500	20,576	70,656	*
Jimmie L. Pulis(5)	32,766	7,175	8,530	24,236	*
Mark Wilson(21)	57,917	21,250	12,222	45,695	*
John M. Singer(5)	70,500	15,500	18,333	52,167	*
Paul W. Poole, Sr.(5)	42,492	8,825	11,222	31,270	*
Jonathan P. Shinn(5)(45)	51,332	16,075	11,661	39,671	*
J. Kelley Howard(5)(22)(45)	59,810	9,000	16,879	42,931	*
Wendy L. Piller(5)	34,803	7,425	9,125	25,678	*
Glenn L. Seitz(5)	30,124	7,325	7,599	22,525	*
Tony L. Anderson(5)	29,413	9,700	6,571	22,842	*
Edward J. Andrews(5)	22,190	7,375	4,938	17,252	*

Robert A. Crissinger(5)	53,064	15,250	12,604	40,460	*
Michael E. Butcher(5)	21,665	6,975	4,896	16,769	*
David L. Cox(5)	24,435	7,200	5,745	18,690	*
Darryl J. Kovacs(5)(45)	24,559	7,100	5,505	19,054	*
John K. Walker, III(5)	34,644	10,300	8,114	26,530	*
Randy W. Phillips(5)	27,650	7,650	6,666	20,984	*
Christopher T. Halvorson(23)	17,474	—	4,991	12,483	*
Frank R. Rotunda(5)	32,450	7,125	8,442	24,008	*
Connie D. Alberico(5)	21,416	6,575	4,947	16,469	*
Steven X. Blumer(5)(45)	25,639	7,025	5,565	20,074	*
Brett D. Sullivan(5)	27,537	8,000	6,512	21,025	*
Victor H. Lyster(5)(45)	28,258	7,750	5,828	22,430	*
Mark Goodwin(5)(24)	28,235	7,325	6,803	21,432	*
Becky Lopez(5)	20,723	6,825	4,632	16,091	*
Judy Gillespie(5)	13,877	4,125	3,250	10,627	*
Donna Sablotny(5)(25)(45)	31,998	4,250	3,414	28,584	*
Jane S. Smith, Trustee, or her successor, of the Jane S. Smith Living Trust dated December 17, 2004(26)(45)	23,122	4,250	3,416	19,706	*
Debi D. Foster(5)	10,900	4,075	2,274	8,626	*
Bill Freeman(5)	46,073	16,075	9,999	36,074	*
Charlie Bailey(5)	15,680	2,500	4,393	11,287	*
Sharon Figueroa(5)	18,133	6,575	3,852	14,281	*
Paul Roberts(5)	10,000	—	3,333	6,667	*
Thomas W. Holley Revocable Trust	332,616	—	110,872	221,744	*
Alan N. Gnutti(27)	375,983	—	76,994	298,989	*
Jeffrey D. Benjamin(28)	487,003	25,000	154,001	333,002	*
Earl E. Ellis(29)	287,003	25,000	87,334	199,669	*
Earl E. Ellis, Trustee, Earl E. Ellis 2006 Grantor Retained Annuity Trust(29)	200,000	—	66,666	133,334	*
Charles Humphrey(30)	465,348	—	115,491	349,857	*
Collector's Fund, L.P.	614,517	—	204,839	409,678	*
Amici Qualified Associates, L.P.	240,123	—	80,041	160,082	*

George A. Roberts Trust	115,491	—	38,497	76,994	*
John M. Hill(31)	279,351	—	43,117	236,234	*
Richard A. Heise, Sr. Living Trust	92,393	—	30,797	61,596	*
Robert Belcaster(32)	197,286	—	61,595	135,691	*
Jackson Boulevard Partners(55)	700,475	—	115,492	584,983	*
Robert I. Zender	190,000	—	61,595	128,405	*
K-Five Construction Corporation	346,475	—	115,491	230,984	*
John Schmitt(33)	25,000	—	7,699	17,301	*
Michael J. Mullins(58)	34,698	—	7,699	26,999	*
Michael R. Quinlan(34)	234,786	—	61,595	173,191	*
George Renaldi(35)	265,983	—	76,994	188,989	*
Joseph A. Mermelstein, Trustee, Joseph Mermelstein Grantor Retained Annuity Trust dated November 30, 2005	1,201,113	—	400,371	800,742	*
Joseph A. Mermelstein, Trustee, Joseph Mermelstein Descendents' Trust dated November 30, 2003	785,344	—	261,781	523,563	*
Marvin Mermelstein	100,000	—	33,333	66,667	*
Marvin S. Mermelstein, Trustee, Marvin Mermelstein Descendents' Trust dated November 30, 2003	785,343	—	261,781	523,562	*
Marvin S. Mermelstein, Trustee, Marvin Mermelstein Grantor Retained Annuity Trust dated November 30, 2005	1,969,535	—	656,511	1,313,024	1.3%
Chris Reither(36)	56,333	—	11,111	45,222	*
BP EXCO Holdings II LP(37)	12,804,833	—	4,268,277	8,536,556	8.2%
BP EXCO Holdings LP(38)	388,889	—	129,629	259,260	*
Madeleine Pickens(39)	135,993	—	44,466	91,527	*
M & R Ventures LLC(40)	135,993	—	44,466	91,527	*
Brian T. Bradshaw(41)	8,052	—	2,666	5,386	*
Aleksander A. Szewczyk(42)	32,207	—	10,666	21,541	*
Michael S. Ross	60,000	—	20,000	40,000	*
Danny W. Tillett	8,000	—	2,666	5,334	*
Dickie Charles Grant(43)	20,065	—	6,666	13,399	*

Drew A. Campbell(44)	20,065	—	6,666	13,399	*
Ronald Dwane Bassett(46)	27,219	—	8,900	18,319	*
Jay Rosser Consulting LLC(47)	13,400	—	4,466	8,934	*
Bryan F. Clark(48)	6,839	—	2,266	4,573	*
Robert L. Stillwell(49)	52,219	25,000	8,900	43,319	*
G. Michael Boswell(50)	13,659	—	4,466	9,193	*
Eric F. Oberg(47)	26,700	—	8,900	17,800	*
Stephen M. Straty	33,000	—	11,000	22,000	*
Bear Growth Capital Partners, LLC(51)	1,934,000	—	644,667	1,289,333	1.2%
Tom Hassen	33,000	—	11,000	22,000	*
Raytheon Master Pension Trust #2(15)	15,537	—	5,179	10,358	*
Raytheon Combined DB/DC Master Trust(15)	19,655	—	6,551	13,104	*
Raytheon Master Pension Trust(15)	58,793	—	19,597	39,196	*
All Cap Energy Hedge Fund LLC(56)	39,348	—	13,116	26,232	*
Lucas Energy Total Return, Master Fund, L.P.(52)	1,600,000	—	533,333	1,066,667	1.0%
Lucas Energy Ventures Fund I, L.P.(52)	1,333,334	—	444,444	888,890	*
Lucas Energy Total Return Partners, L.P.(52)	400,000	—	133,333	266,667	*
OCM Principal Opportunities Fund III, L.P.(53)	3,142,400	—	1,047,466	2,094,934	2.0%
OCM Principal Opportunities Fund IIIA, L.P.(53)	57,600	—	19,200	38,400	*
Steven J. Devos	9,239	—	3,079	6,160	*
Walter O. Hill(54)	132,333	—	30,797	101,536	*

			16,796,244

(1)
Includes the options exercisable within 60 days shown in the option column.

(2)
Douglas H. Miller serves as the Chairman of our Board of Directors and Chief Executive Officer.

(3)
Ted W. Eubank was our President and a director from December 1997 through October 2005. He is currently employed by us is in a non-officer capacity.

(4)
Lane Eubank is Mr. Eubank's son. Mr. T.W. Eubank disclaims beneficial ownership of these shares.

(5)
Selling shareholder is an employee of EXCO.

(6)
Charles McCaskill, Jr. is Mr. Eubank's step-son. Mr. Eubank disclaims beneficial ownership of these shares.

(7)
Renee Morales is Mr. Eubank's daughter. Ms. Morales is the beneficial owner of 2,000 shares held as custodian for her minor children. Mr. Eubank disclaims beneficial ownership of these shares.

(8)
Ashley Scheer is Mr. Eubank's daughter. Ms. Scheer is the beneficial owner of 1,000 shares held as custodian for her minor child. Mr. Eubank disclaims beneficial ownership of these shares.

(9)
J. Douglas Ramsey, Ph.D. serves as our Vice President, Chief Financial Officer and Treasurer.

(10)
Includes 57,213 shares held by Sterling Trust Company, as custodian for the benefit of J. Douglas Ramsey.

(11)
Dr. Ramsey holds a 98.0% limited partnership interest.

(12)
Charles R. Evans served as our Chief Operating Officer from December 2000 until October 2005. He currently serves as one of our Vice Presidents.

(13)
Stephen F. Smith serves as the Vice-Chairman of our Board of Directors and President.

(14)
By virtue of their ownership and positions as Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Each of Messrs. Greenhill, Bok and Niehaus disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)
Mellon Trust of New England, N.A. serves as trustee for the trust and has the power to vote and dispose of the securities held by such trust upon the direction of the trust's investment advisor, State Street Research & Management Company. Dan Rice is the Managing Director of State Street Research & Management Company.

(16)
John D. Jacobi serves as one of our Vice Presidents.

(17)
Daniel A. Johnson serves as one of our Vice Presidents.

(18)
Harold L. Hickey serves as our Vice President and Chief Operating Officer.

(19)
Richard L. Hodges serves as one of our Vice Presidents.

(20)
Paul B. Rudnicki serves as one of our Vice Presidents.

(21)
Mark E. Wilson serves as our Chief Accounting Officer, Controller and one of our Vice Presidents.

(22)
Includes shares held by Citigroup Global Markets Inc. as custodian for Mr. Howard's IRA.

(23)
Christopher T. Halvorson is a former employee of EXCO.

(24)
Beneficial ownership columns include 500 shares purchased in the open market.

(25)
Beneficial ownership columns include 7,200 shares purchased in the open market.

(26)
Jane S. Smith is an employee of EXCO. Beneficial ownership columns include 300 shares purchased on the open market by Jane Smith in her individual capacity. Beneficial ownership columns and option column include 4,250 shares subject to vested stock options held by Jane Smith in her individual capacity.

(27)
Beneficial ownership columns include 145,000 shares purchased in the open market by immediate family members and other entities affiliated with Mr. Gnutti.

(28)
Jeffrey D. Benjamin serves as a member of our Board of Directors.

(29)
Earl E. Ellis serves as a member of our Board of Directors.

(30)
Beneficial ownership columns include 118,873 shares purchased in the open market.

(31)
Beneficial ownership columns include 150,000 of the 650,000 shares purchased in the open market by PAS Capital, LP ("PAS"), an entity controlled by Mr. Hill's son. By virtue of Mr. Hill's equity interest in PAS, he may be deemed to have beneficial ownership of 150,000 of the 650,000 shares owned by PAS. Mr. Hill expressly disclaims beneficial ownership of the shares owned by PAS except for his pecuniary interest therein.

(32)
Beneficial ownership columns include 12,500 shares purchased in the open market, of which 10,000 shares are beneficially owned by Mr. Belcaster and his immediate family members as a result of their equity interest in RLB Associates LLC.

(33)
Beneficial ownership columns include 1,902 shares purchased in the open market.

(34)
Beneficial ownership columns include 50,000 shares purchased in the open market.

(35)
Beneficial ownership columns include 35,000 shares purchased in the open market by Westex Inc., an entity controlled by Mr. Renaldi.

(36)
Beneficial ownership columns include 23,000 shares purchased in the open market.

(37)
Boone Pickens, who serves as a member of our Board of Directors, is the controlling member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings II LP. Mr. Pickens is also the sole limited partner of BP EXCO Holdings II LP.

(38)
Mr. Pickens is the controlling member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings LP.

(39)
Madeleine Pickens is Mr. Pickens's wife. Beneficial ownership columns include 2,593 shares that are beneficially owned by Ms. Pickens as a result of her limited partnership interest in BP EXCO Holdings LP.

(40)
Beneficial ownership columns include 2,593 shares that are beneficially owned by M & R Ventures as a result of its limited partnership interest in BP EXCO Holdings LP.

(41)
Beneficial ownership columns include 52 shares that are beneficially owned by Mr. Bradshaw as a result of his limited partnership interest in BP EXCO Holdings LP.

(42)
Beneficial ownership columns include 207 shares that are beneficially owned by Mr. Szewczyk as a result of his limited partnership interest in BP EXCO Holdings LP.

(43)
Beneficial ownership columns include 65 shares that are beneficially owned by Mr. Grant as a result of his limited partnership interest in BP EXCO Holdings LP.

(44)
Beneficial ownership columns include 65 shares that are beneficially owned by Mr. Campbell as a result of his limited partnership interest in BP EXCO Holdings LP.

(45)
Beneficial ownership columns include shares held in EXCO's 401(k) plan.

(46)
Beneficial ownership columns include 519 shares that are beneficially owned by Mr. Bassett as a result of his limited partnership interest in BP EXCO Holdings LP.

(47)
Shares have been pledged as collateral to secure indebtedness owed to Mr. Pickens.

(48)
Beneficial ownership columns include 39 shares that are beneficially owned by Mr. Clark as a result of his limited partnership interest in BP EXCO Holdings LP.

(49)
Robert L. Stillwell serves as a member of our Board of Directors. Beneficial ownership columns include 519 shares that are beneficially owned by Mr. Stillwell as a result of his limited partnership interest in BP EXCO Holdings LP.

(50)
Beneficial ownership columns include 259 shares that are beneficially owned by Mr. Boswell as a result of his limited partnership interest in BP EXCO Holdings LP.

(51)
Bear Growth Capital Partners, LLC ("Bear Growth") is an affiliate of The Bear Stearns Companies Inc. ("TBSCI"), which is the parent company of Bear, Stearns & Co. Inc., an investment banking and securities trading and brokerage firm ("Bear Stearns"). By virtue of its acting as Managing Member of Bear Growth, TBSCI may be deemed to beneficially own these shares, as to which TBSI disclaims beneficial ownership except to the extent of its pecuniary interest therein. Does not include 33,000 shares beneficially owned by Stephen M. Straty and 33,000 shares beneficially owned by Tom Hassen, both Senior Managing Directors of Bear Stearns, as to which Bear Growth and TBSCI disclaim beneficial ownership.

(52)
Lucas Energy Ventures Fund I, L.P. and Lucas Energy Total Return Master Fund, L.P. are affiliates of Lucas Energy Total Return Partners, L.P.

(53)
c/o Oaktree Capital Management, LLC, 333 S. Grand Ave., 28th Floor, Los Angeles, California 90071. Oaktree Capital Management, LLC ("Oaktree") is the investment manager of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P (collectively, the "Funds") and managing member of the general partner of the Funds. By virtue of its relationship to the Funds, Oaktree may be deemed to have beneficial ownership of the shares owned by the Funds. Oaktree and its affiliates, members, officers and employees expressly disclaim beneficial ownership of the shares owned by the Funds except for its pecuniary interest therein. Vincent J. Cebula is the managing director of Oaktree and served as a member of our Board of Directors from July 2003 until October 3, 2005. During his directorship, Mr. Cebula served as the chairman of the Audit Committee.

(54)
Beneficial ownership columns include 39,940 shares purchased in the open market.

(55)
Beneficial ownership columns include 264,000 shares purchased in the open market by Jackson Boulevard Equities, L.P. ("JBE") and 90,000 shares purchased in the open market by Jackson Financial Fund, L.P. ("JFF"), each of which are entities managed by Jackson Boulevard Capital Management, Ltd. ("CAPITAL"). Paul Duggan, a partner in Jackson Boulevard Partners, is also a shareholder in CAPITAL and an investor in JBE and JFF. By virtue of Mr. Duggan's equity interest in CAPITAL, he may be deemed to have beneficial ownership of the 354,000 shares owned by JBE and JFF. Mr. Duggan expressly disclaims beneficial ownership of the shares managed by CAPITAL and owned by JBE and JFF except for his pecuniary interest therein.

(56)
State Street Research & Management Company is the investment advisor for each of these affiliated funds and has the power to vote and dispose of the securities held by these funds. Dan Rice is the Managing Director of State Street Research & Management Company.

(57)
Stephen E. Puckett serves as one of our Vice Presidents.

(58)
Beneficial ownership columns include 11,600 shares purchased in the open market.

*
Less than 1%

Registration rights of selling shareholders

        The selling shareholders have registration rights pursuant to a registration rights agreement entered into on October 3, 2005. A total of 50,388,889 shares of common stock is currently covered by this agreement. In addition, any shares of our common stock acquired in the future by the holders of registrable securities under the registration rights agreement will be covered by the agreement. The registration statement, of which this prospectus forms a part, is filed in accordance with the registration rights agreement. The filing of any resale registration statement and the sale of shares thereunder may have a material adverse effect on the market price of our common stock. The registration rights agreement is described below:

        Registrations.    Pursuant to the registration rights agreement, following the initial public offering of our stock, all holders of unregistered shares of our common stock who are subject to the registration rights agreement can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions.

        At any time on or after 180 days after the completion of our initial public offering (which occurred on February 14, 2006), any holder of unregistered shares of our common stock who is party to the registration rights agreement may request that we register up to one-third of the holder's registrable securities in a resale registration statement. At any time on or after 365 days after the completion of our initial public offering, any holder of registrable securities may again require us to register up to an additional one-third of the holder's registrable securities initially covered by the registration rights agreement in the same manner as the initial resale registration was made. A similar demand right will be invocable by any holder with respect to its remaining registrable securities commencing 540 days after completion of our initial public offering. Upon any such request for registration, we would then be required to give notice of the requested registration to all other holders of registrable securities to allow such other holders to register up to one-third of their registrable securities on the same registration statement. Following our initial public offering, we may request in writing that J.P. Morgan Securities Inc. waive the registration waiting periods and registration volume limitations on resale registrations described in this paragraph. Upon or without such a request, J.P. Morgan Securities Inc., in its sole discretion and based upon its evaluation of market conditions, the historical trading activity and liquidity of our common shares and other considerations it deems relevant, may waive continued application of the registration waiting periods and registration volume limitations described in this paragraph. On January 11, 2007, J.P. Morgan Securities Inc. and EXCO executed a waiver letter that allows the selling shareholders to request that we register for resale the remaining two-thirds of their shares not covered by this registration statement at any time after February 14, 2007.

        If we at any time or from time to time propose to register any of our securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders of shares of our common stock subject to the registration rights agreement, if such shares have not been previously registered, will be entitled to piggyback registration rights, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

        Postponements and limitations.    Under certain circumstances, we may postpone a registration if our board of directors determines in good faith that effecting such a registration or continuing the disposition of common stock would have a material adverse effect on us, or would not be in our best interests. Furthermore, the underwriters of the registration may, subject to certain limitations, limit the number of shares included in the registration.

        Founders common stock.    The registration rights agreement provides, until the third anniversary of the registration rights agreement, that the holders of our common stock representing common stock of Holdings II issued prior to the merger of Holdings II with and into EXCO Holdings, or the founders, may only sell their common stock pursuant to an effective registration statement covering the resale of such founder's shares and may not sell their shares pursuant to Rule 144 or any other exemption from registration or otherwise.

        Amendments and waivers.    The provisions of the registration rights agreement may not be amended, terminated or waived without the written consent of us, of holders of a majority of the shares then held by the outside investors and holders of a majority of the shares then held by the management investors.

        Holdback arrangements.    Upon entering into the registration rights agreement, each holder of registrable securities agreed that, at the request of the sole or lead managing underwriter in an underwritten offering, it would not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following an underwritten offering. The holders of registrable securities have been subject to these restrictions for 180 days following the effective date of the registration statement filed with respect to our initial public offering.

PLAN OF DISTRIBUTION

        The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

        The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

        We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, excluding any disclosures therein that are furnished and not filed:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Amendment No. 1 and Amendment No. 2 thereto;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

  •
  our Current Report on Form 8-K dated February 8, 2006 and filed February 14, 2006, as amended by Amendment No. 1 to our Current Report on Form 8-K/A filed February 21, 2006, Amendment No. 2 to our Current Report on Form 8-K/A filed May 3, 2006 and Amendment No. 3 to our Current Report on Form 8-K/A filed December 20, 2006;

  •
  our Current Report on Form 8-K dated March 17, 2006 and filed March 23, 2006;

  •
  our Current Report on Form 8-K dated May 4, 2006 and filed May 10, 2006,

  •
  our Current Report on Form 8-K dated May 15, 2006 and filed May 16, 2006 (except for information furnished in connection with such Current Report pursuant to Item 2.02, which shall not be incorporated by reference into this prospectus), as amended by Amendment No. 1 to our Current Report on Form 8-K/A filed December 13, 2006;

  •
  our Current Report on Form 8-K dated May 25, 2006 and filed May 26, 2006;

  •
  our Current Report on Form 8-K dated June 2, 2006 and filed June 8, 2006;

  •
  our Current Report on Form 8-K dated July 22, 2006 and filed July 25, 2006 (except for information furnished in connection with such Current Report pursuant to Item 7.01, which shall not be incorporated by reference into this prospectus), as amended by Amendment No. 1 to our Current Report on Form 8-K/A filed October 2, 2006, Amendment No. 2 to our Current Report on Form 8-K/A filed October 4, 2006, Amendment No. 3 to our Current Report on Form 8-K/A filed October 19, 2006, Amendment No. 4 to our Current Report on Form 8-K/A filed December 18, 2006 and Amendment No. 5 to our Current Report on Form 8-K/A filed January 24, 2007;

  •
  our Current Report on Form 8-K dated September 19, 2006 and filed September 20, 2006;

  •
  our Current Report on Form 8-K dated November 8, 2006 and filed on November 9, 2006;

  •
  our Current Report on Form 8-K dated December 4, 2006 and filed on December 5, 2006;

  •
  our Current Report on Form 8-K dated December 20, 2006 and filed on December 21, 2006;

  •
  our Current Report on Form 8-K dated December 22, 2006 and filed on December 29, 2006 (except for information furnished in connection with such Current Report pursuant to Item 7.01, which shall not be incorporated by reference into this prospectus);

  •
  our Current Report on Form 8-K dated January 11, 2007 and filed on January 16, 2007;

  •
  our Current Report on Form 8-K dated January 15, 2007 and filed on January 16, 2007; and

  •
  our Registration Statement on Form 8-A12B filed on February 6, 2006.

        You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described below in "Where You Can Find More Information." Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the internet at:

EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251
(214) 368-2084
Attn: General Counsel
Internet Website: www.excoresources.com

        The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon for us by William L. Boeing, our Vice President, General Counsel and Secretary. On April 5, 2006, we awarded a ten-year stock option for the purchase of 500,000 shares at $12.36 per share to Mr. Boeing. This option vests in four equal annual installments beginning on April 5, 2006. On December 1, 2006, we granted to Mr. Boeing a ten-year stock option for the purchase of 26,200 shares at $14.62 per share. This option vests in four equal annual installments beginning on December 1, 2006.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to Amendment No. 2 to the Annual Report on Form 10-K of EXCO Resources, Inc. for the year ended December 31, 2005 and the audited historical financial statements included on Exhibits 99.2 and 99.3 of EXCO Resources, Inc.'s Current Report on Amendment No. 1 to Form 8-K dated May 15, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated balance sheets of ONEOK Energy Resources Company and subsidiaries as of December 31, 2004 and 2003, the related consolidated statement of income, shareholder's equity and comprehensive income and cash flows for each of the years then ended and for the period from January 1, 2005 through September 26, 2005 and the consolidated financial statements of TXOK Acquisition, Inc. and subsidiaries as of December 31, 2005 and for the period from September 16, 2005 (date of inception) through December 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements of ONEOK Energy Resources Company refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

        The statements of revenues and direct operating expenses of the Winchester Energy Company Properties (Winchester Properties) for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEPENDENT PETROLEUM ENGINEERS

        Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma, prepared the Proved Reserves estimates with respect to all of our properties included in our Annual Report on Form 10-K for the year ended December 31, 2005, as subsequently amended, which is incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in petroleum engineering.

 16,796,244 shares

EXCO Resources, Inc.

Common stock

Prospectus